9th March 2010

Ms Cecilia Blye
Chief, Office of Global Security Risk
United States, SEC
Washington, D.C. 20549-7010

Dear Ms Blye

Re: Clenergen Corporation, File No. 333-130286

We have cancelled any license rights and agreements in Cuba and have no business interest in those three countries.

If you have further questions, please do not hesitate to contact me during office hours at our London address on +44 207 7390028.

Yours sincerely

/s/ Mark LM Quinn
Mark LM Quinn
Executive Chairman